Lifecore Biomedical, Inc.
3515 Lyman Boulevard
Chaska, MN 55318
October 18, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
Attention: Eranga Dias
Re:    Lifecore Biomedical, Inc.
Registration Statement on Form S-1
File No. 333-282583
To the addressee set forth above:
In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form S-1 (File No. 333-282583) (the “Registration Statement”) of Lifecore Biomedical, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m. Eastern Time on October 22, 2024 or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP, may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Darren Guttenberg at (714) 755-8050 or, in his absence, J. Ross McAloon at (714) 755-8051.
Thank you for your assistance in this matter.
Sincerely,
LIFECORE BIOMEDICAL, INC.
By:     /s/ Ryan D. Lake
Ryan D. Lake
Chief Financial Officer
cc:    Paul Josephs, Lifecore Biomedical, Inc.
Darren Guttenberg, Latham & Watkins LLP
J. Ross McAloon, Latham & Watkins LLP